No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF January 2005

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Contents

Exhibit 1:

On January 8, 2005, Honda Motor Co., Ltd. announced that it took prompt action to aid in the recovery effort by closely coordinating its activities with those of its local offices, dealers and partners in Asia’s earthquake. (Ref. #C05-001)

Exhibit 2:

On January 11, 2005, Honda Motor Co., Ltd. announced that it acquired its outstanding company stock pursuant to the provisions of Article 211-3, Paragraph 1, Item 2 of the Japanese Commercial Code.

Exhibit 3:

On January 12, 2005, Honda Motor Co., Ltd. displayed three concept vehicles under the Modulo custom brand name of Honda Access Corporation, a manufacturer of genuine Honda aftermarket products, at the Tokyo Auto Salon 2005 with NAPAC (Nippon Automotive Aftermarket Parts & Accessories) January 14-16, 2005 at Makuhari Messe in Chiba Prefecture, Japan. (Ref. #A05-004)

Exhibit 4:

On January 17, 2005, Honda Motor Co., Ltd. finalized its plans for participation in both Japanese and world championship motorcycle racing series in 2005. (Ref. #R05-002)

Exhibit 5:

On January 20, 2005, Honda Motor Co., Ltd. announced a full model change for CBR600RR super sport bike, which incorporates advanced technologies inherited from Honda’s RC211V racing machine. (Ref. #M05-006)

Exhibit 6:

On January 20, 2005, Honda Motor Co., Ltd. announced that it acquired its outstanding company stock pursuant to the provisions of Article 211-3, Paragraph 1, Item 2 of the Japanese Commercial Code.

Exhibit 7:

On January 25, 2005, Honda Motor Co., Ltd., announced production, domestic sales, and export results for December 2004 and calendar year 2004. (Ref. #C05-007)

Exhibit 8:

On January 25, 2005, Honda Motor Co., Ltd. announced is sales and production results for the calendar year 2004 and the projection for 2005. (Ref. #C05-006)

Exhibit 9:

On January 27, 2005, Honda Motor Co., Ltd. delivered a Honda FC Stack-equipped FCX, the world’s first fuel cell vehicle capable of starting in sub-freezing temperatures, to the Hokkaido Prefectural Government. (Ref. #A05-006)

Exhibit 10:

On January 28, 2005, Honda Motor Co., Ltd. announced its unaudited consolidated financial results for fiscal third quarter and the nine months ended December 31, 2004. (Ref. #C05-009)

Exhibit 11:

On January 28, 2005, Honda Motor Co., Ltd. announced its intention to retire the treasury stock, the resolution for which was resolved at the meeting of the Board of Directors held on January 28, 2005 in accordance with Article 212 of the Commercial Code.

Exhibit 12:

On January 28, 2005, Honda Motor Co., Ltd. announced its intention to implement acquisition of its outstanding company shares, the resolution for which was resolved at the meeting of the Board of Directors held on January 28, 2005 in accordance with Article 211-3, Paragraph 1, Item 2 of the Commercial Code.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO
KABUSHIKI KAISHA
( HONDA MOTOR CO., LTD )
/s/ Satoshi Aoki
Satoshi Aoki
Senior Managing and
Representative Director

Date: February 11, 2005

Jan. 8, 2005

C05-001

Honda Aid to Asia’s Earthquake Victims

Honda Motor Co., Ltd. would like to express its deepest sympathy and condolences to the victims of the recent earthquake in Sumatra and the subsequent tsunamis which caused vast destruction and suffering throughout the region.

Honda has taken prompt action to aid in the recovery effort by closely coordinating its activities with those of its local offices, dealers and partners.

As part of its aid initiative, Honda has donated water, food, clothing, electric generators and water pumps and has dispatched personnel to the region to assist in the recovery operations underway. Further, a financial donation of approximately 100 million yen has been made by Honda and its local operations.

* Donations from local operations

*	Electric generators, water pumps, food, and clothing totaling approximately 7 million yen

*	A cash donation of approximately 80 million yen.

* Donation from Japan

*	Honda Motor Co., Ltd. has made a cash contribution of 20 million yen to the Japanese Red Cross Society (JRCS).

January 11, 2005

Notice Regarding the Results of Purchase of Treasury Stock

Tokyo, January 11, 2005 — Honda Motor Co., Ltd. today announced that it implemented acquisition of its outstanding company stock as follows pursuant to the provisions of Article 211-3, Paragraph 1, Item 2 of the Commercial Code.

(1) Type of shares acquired

Common stock of Honda Motor Co., Ltd.

(2) Period of acquisition

From December 1, 2004 to December 30, 2004

(3) Aggregate number of shares acquired

2,001,000 shares

(4) Aggregate amount of acquisition

10,347,658,000 yen

(5) Method of acquisition

Purchase on the Tokyo Stock Exchange

Reference:

Resolution at the meeting of the Board of Directors held on October 27, 2004.

(1) Type of shares to be acquired

Common stock of Honda Motor Co., Ltd.

(2) Maximum number of shares to be acquired

6,250,000 shares

(3) Maximum amount of acquisition

25 billion yen

(4) Period of acquisition

From November 2, 2004 to January 18, 2005

Number of Common Stock having been acquired from the date of resolution at the meeting of the Board of Directors (October 27, 2004) up to December 30, 2004.

(1) Aggregate number of shares acquired

3,858,000 shares

(2) Aggregate amount of acquisition

19,989,282,000 yen

ref. #A05-004

Honda to Display Modulo Custom Concept Vehicles

at Tokyo Auto Salon 2005

January 12, 2005—Honda Motor Co., Ltd. will display three concept vehicles under the Modulo1 custom brand name of Honda Access Corporation2, a manufacturer of genuine Honda aftermarket products, at the Tokyo Auto Salon 2005 with NAPAC3 January 14-16, 2005 at Makuhari Messe in Chiba Prefecture, Japan. Headlining the Honda display will be the Legend Modulo, the Edix Modulo with ELLEDECO, and the Elysion Modulo concept vehicles.

With the theme “Wonder Factory,” the Honda display will showcase some of the key values Honda offers, including fun to use and fun to drive. The three concept vehicles spotlight a new approach to genuine Honda customization that offers each and every owner enhanced enjoyment of their vehicles.

Further highlighting the appeal of customization will be concept vehicles sporting aero-parts by Honda Access and DOOV Corp.4 Honda is also displaying Fit HB vehicles customized with its newly developed Incremental Forming Technology, which is used to form parts without metal molds, and presenting exciting new possibilities in customization.

[1]	Original custom brand developed exclusively for Honda vehicles
[2]	Wholly owned Honda subsidiary
[3]	Main promoter: TASA (Tokyo Auto Salon Association)
Affiliate	co-promoter: NAPAC (Nippon Automotive Aftermarket Parts & Accessories Committee)

[4]	Wholly owned subsidiary of Honda Access Corp.

Legend Modulo concept vehicle	Edix Modulo concept vehicle with ELLEDECO
Elysion Modulo concept vehicle	Fit HB concept vehicle

•	Concept Vehicle Display Overview

<Legend Modulo Concept Vehicle>

Based on the “Authentic Performance Saloon” concept, the exterior of the Legend Modulo Concept features an integrated wide front fender and sophisticated front grille—all styled with dynamic curves that suggest a sporty elegance.

The interior includes an exclusive leather-wrapped wooden steering wheel, a wooden shift lever, and meticulously finished leather seats that provide a sense of quality and luxury. The interior is designed to convey to the occupant a sense of superior functionality and added value.

The Legend Modulo Concept was designed for superior driving performance with enhanced low-speed torque, refined engine tuning, and modified brake components, making it an exceptionally road-ready concept vehicle.

<Edix Modulo Concept Vehicle with ELLEDECO>

Built for style, the Edix Modulo Concept features unique customization, created in collaboration with lifestyle and décor magazine ELLEDECO. The white-themed interior conveys the concept of “Fun Intelligence,” while the styling around the instrument panel and the stretch-denim seats with striped accents offer a new sense of flair that goes well beyond the usual.

The new style of this new kind of minivan is also showcased in the audio/visual system, which includes a simple, stylish operation panel, an HDD-DVD player, headrest monitors for rear seat passengers, a visor monitor for the front seat passenger, and a large tailgate-mounted woofer.

Emphasizing the vehicle’s integrated, organic form, the exterior styling employs a honeycomb motif on the hood grille, bumper grille, headlights and rear section to convey a sporty sensibility. The rear is also outfitted with customized illumination accentuated with green LEDs.

<Elysion Modulo Concept Vehicle>

The key phrase for the Elysion Modulo concept vehicle is “Superior Performance.” A sense of luxury that carries the assurance of cruising comfort combines with a unique aero-parts design to produce exterior styling that befits the flagship of Honda’s minivan lineup.

Customizations that add to the aura of premium minivan luxury include a front grille reminiscent of Legend styling; a dynamic front end styled with sharp edges which are continued in the arcing design of the side lower skirts and integrated side sills; a satin surface finish that flows from front to back; aluminium wheels color-coordinated with the body color; a jaunty, three-circle headlight design; and rear combination lights with clear lenses for a bold look.

•	Exhibit Highlights

<Modulo>: Seven models, including the Legend, Odyssey, Elysion, Edix, and Integra Type R

<DOOV>: Three models—the Legend, Elysion and Fit

<Gathers5>: Nine models in a lineup centered on the VXH-051MCVi, compatible with Internavi Premium Club

[5]	Genuine audio and navigation system brand exclusively for Honda vehicles

•	Incremental Forming Technology Highlights

<S800 hood6> (for display)

Honda is displaying the S800 hood made with its newly developed Incremental Forming Technology. With Incremental Forming, no metal mold is necessary. An existing hood form can be digitized with a non-contact scanner and converted into 3D data. On the basis of this data, a special jib is used to manipulate sheet metal into the desired form. Eliminating the need for a metal mold, this facilities extremely small lot production.

[6]	Released in 2002 as a genuine Honda part

<Fit HB7> (concept vehicle)

Honda is also displaying the Fit HB concept vehicle, featuring parts made using the Incremental Forming Technology, as an example of how this new technology makes it possible to create cars to the taste of the individual.

[7]	The hood and fender are manufactured using Incremental Forming Technology.

Publicity materials relating to the Auto Salon are available at http://www.honda.co.jp/PR/

(This site is intended exclusively for the use of journalists.)

Ref.#R05-002

Honda Finalizes 2005 Motorcycle Racing Plans

January 17, 2005—Honda Motor Co., Ltd. has finalized its plans for participation in both Japanese and world championship motorcycle racing series in 2005, as outlined below.

Honda’s spirit of challenge is rooted in its motorsport activities. By constantly striving to fulfill its own dreams and aspirations through the ongoing challenge of leading-edge innovation, Honda also delivers dreams and excitement to its customers.

For the 2005 motorcycle racing season, Honda has set its sights on recapturing the rider’s title and retaining the manufacturer’s title in Moto GP, the top class of world championship road racing, aiming to secure the championship in each category.

World Championships

Road races

FIM 2005 Road Race Championship Series

In the MotoGP class of the FIM 2004 Road Race Championship Series, Honda plans to race seven 2005 model Honda RC211Vs, with the aim of capturing a double title in both the rider’s and the manufacturer’s categories. The Honda RC211V has undergone further refinements as it enters its fourth season of racing. In the 250cc class Honda will field six bikes and three teams, and has nominated Yuki Takahashi—last year’s Japanese GP250 class champion—as the second recipient of the Honda Racing Scholarship, established last year. Last year’s recipient was Hiroshi Aoyama.

MotoGP Class

Team	Rider
Repsol Honda Team	#3 Max Biaggi (Italy)

#69 Nicky Hayden (USA)

Team Telefonica Movistar Honda MotoGP	#15 Sete Gibernau (Spain)

#33 Marco Melandri (Italy)

Camel Honda	#4 Alex Barros (Brazil)

#12 Troy Bayliss (Australia)

Konica Minolta Honda Team	#6 Makoto Tamada (Japan)

250cc Class

Team	Rider
Team Telefonica Movistar Honda 250cc	#1 Daniel Pedrosa (Spain)

#73 Hiroshi Aoyama (Japan)

Team Scot	#34 Andrea Dovizioso (Italy)

#55 Yuki Takahashi (Japan)

Team Fortuna Honda	#80 Hector Barbera (Spain)

#48 Jorge Lorenzo (Spain)

Trial races

FIM 2005 World Trials Championship Series

In last year’s world trials championships Honda captured both the rider’s and the manufacturer’s titles for the fifth year in a row, with a Japanese rider winning the series championship for the first time ever. This year Honda will race three Montesa COTA4RTs equipped with a newly developed 4-stroke engine in a bid to win its sixth consecutive series title.

Team	Rider
Repsol Montesa HRC	#1 Takahisa Fujunami (Japan)

#2 Dougie Lampkin (UK)

#5 Marc Freixa (Spain)

Mountain bike downhill races

2005 UCI World Cup MTB Downhill / NORBA National Mountain Bike Series

Honda will race two Honda RN01 works machines in the UCI World Cup MTB Downhill, where Honda overcame its newcomer status last year to win its debut race, and in the NORBA National Mountain Bike Series, where Honda took last year’s series title. This year, Honda has its sights set on the UCI World Cup MTB Downhill series title.

Team	Rider
Team G Cross Honda	#9[1] Greg Minnaar (South Africa)

#11[1] Matti Lehikoinen (Finland)

*[1]	Entry numbers for the UCI World Cup MTB Downhill

Japanese Championships

Road races

2005 MFJ All-Japan Road Race Championship Series

Honda’s participation in this year’s All-Japan Road Race Championship Series, where it captured the series titles in four classes last year, will be centered on teams run by Honda dealerships and supported by Honda Motorcycle Japan and Honda Racing. The teams will be vying to recapture the series championships in their respective categories, running a Honda CBR1000RR in the JSB1000 class, a Honda CBR600RR in the ST600 class, a Honda RS250R in the GP250 class, and a Honda RS125R in the GP125 class.

*	Main Honda teams and their participating riders will be announced by Honda Motorcycle Japan.

Motocross races

2005 MFJ All-Japan Motocross Championship Series

Honda will enter two Honda CRF450R 4-stroke machines in the All-Japan Motocross Championship Series IA12 class, and one Honda CRF250R 4-stroke machine in the IA23 class. Teams will be aiming for the championship in both classes.

Team		Rider
Team HRC	IA1 class:	Kenjiro Tsuji (Japan)

Kazumasa Masuda (Japan)

	IA2 class:	Yoshihide Fukudome (Japan)

*[2]	Displacement limited to 250cc for 2-stroke engines and 450cc for 4-stroke engines
*[3]	Displacement limited to 125cc for 2-stroke engines and 250cc for 4-stroke engines
*	Other teams and their participating riders will be announced by Honda Motorcycle Japan.

Trial races

2005 MFJ All-Japan Trials Championship Series

Honda riders participating in this year’s All-Japan Trials Championship Series are supported by Honda Racing in cooperation with Honda Motorcycle Japan. Teams will be vying for the series championship, running Honda RTL250Fs equipped with a newly developed 4-stroke engine.

*	Main Honda teams and their participating riders will be announced by Honda Motorcycle Japan.

MTB downhill races

2005 JCF4 Japan Series / All-Japan Mountain Bike Championship

Honda will enter two RN01 works machines in the JCF Japan Series and the All-Japan Mountain Bike Championship, vying for the series title.

*[4]	JCF: Japan Cycling Federation

Team	Rider
Team G Cross Honda	#2 Ryo Uchijima (Japan)

#4 Naoki Idegawa (Japan)

ref. #M05-006

Honda Announces a Full Model Change

for the CBR600RR Super Sport Bike

January 20, 2005—Honda Motor Co., Ltd. has announced a full model change for CBR600RR super sport bike, which incorporates advanced technologies inherited from Honda’s RC211V*1 racing machine. The new model goes on sale Thursday, January 27.

The new model has been significantly lightened, especially in the main frame, for a weight saving of 5.6kg. Heavy components have also been moved closer to the center of gravity to attain a higher concentration of mass, achieving a major improvement in handling performance and high operating stability.

For the new model, the shape of the inlet port has been modified and the length of the muffler and exhaust pipe reworked to ensure a more linear throttle response in the mid-speed range. Fuel injector settings were also adjusted to achieve greater combustion efficiency. The previous model’s PGM-DSFI settings were changed to go along with the modified inlet port shape, enabling stable, high-efficiency combustion over the full range of engine rpms to achieve optimum output characteristics.

The suspension incorporates an inverted front fork for greater rigidity, which works together with a lighter version of the popular Pro Link suspension in the rear unit to help make the bike more manageable. The front brake is equipped with the same high-rigidity radial-mount calipers as are used in the RC211V and the CBR1000RR, to ensure effective braking with outstanding control.

CBR600RR

•    Annual domestic sales target (Japan):    1,300 units

•    Manufacturer’s suggested retail price: ¥966,000 (¥920,000 before consumption tax)

*	Price does not include insurance, taxes (except consumption tax) registration, or other fees.

Publicity photographs and materials for the CBR600RR are available at the following URL:

http:// www.honda.co.jp/PR/

(The site is intended exclusively for the use of journalists.)

The bike’s styling incorporates the latest RC211V design, with changes to the shapes of the windscreen and air intake ducts. The seat cowl features slim styling for minimum air resistance.

For coloring, two new colors—Black and Force Silver Metallic—have been added to the current Italian Red, for three colors in all.

Since it was first introduced in July 2003, the CBR600RR’s stable ride and high potential has earned it a reputation for comfortable riding performance on the street. A full range of amenities including HISS*2 and multi-function instrument panel have further added to this model’s popularity.

*1	The RC211V is a special-purpose racing motorcycle equipped with a 990cc V5 engine that Honda has been racing in the MotoGP class of FIM World Road Race Championships—the pinnacle of world motorcycle racing—since 2002.
*2	Honda Ignition Security System

=Main Features=

•	Exhaustive lightening achieves high handling performance and operating stability

No effort was spared to make the CBR600RR’s frame and other components as light as possible. Advancements in hollow-core fine die-cast production technology for the main frame allowed the frame walls to be made physically thinner while maintaining rigidity. Around 65% of the bike’s parts were reassessed and changes made to the muffler production process, muffler protector construction, swing arm construction, and in other areas, resulting in a significant weight saving of 5.6kg over the previous model. The seat rail was also lightened to attain a higher concentration of mass, achieving a major improvement in driving performance and more nimble handling.

•	Inverted front forks and radial-mount brake calipers

The suspension employs 41mm-diameter inverted front forks for increased front-end rigidity, resulting in more precise control and dependable handling. The brakes employ the same radial-mount calipers as are used in the RC211V and the CBR1000RR. This ensures greater caliper rigidity during braking, ensuring even force distribution over the entire brake pad surface for effective braking control.

•	Styling that places performance first

The CBR600RR, which incorporates various advanced technologies from the constantly evolving RC211V, also adopts the RC211V’s design concept of functional beauty.

The shape of the windscreen on the front cowl has been changed to adopt the same sharp design as is used in the latest RC211V. The design of the air intake duct has also been modified to further reduce air resistance, while a slimmer shape has been adopted for the tail cowl.

Like the previous model, the new CBR600RR employs a center-up exhaust system for its superior aerodynamic characteristics and concentration of mass near the center of gravity. Even the shape of the exhaust port has been changed from round to oval—an indication of the level of attention Honda has paid right down to the finest detail.

•	Body colors

In addition to vivid Italian Red, the CBR600RR now also comes in two new colors—self-composed Force Silver Metallic with a black stripe running along the side and intrepid solid Black—allowing owners to pick a color to suit their taste.

•	Equipment and options for greater ease of use

•	An integrated electronic instrument panel that uses digital display meters grouped around an analog tachometer—standard

•	Hazard lamps, convenient when stopping or parking—standard

•	HISS (Honda Ignition Security System) offers effective anti-theft protection—standard

•	Remote-controlled immobilization alarm function that detects vibrations and emits a piercing alarm—optional (manufactured by Honda Access Co., Ltd.)

•	Optional cowl screens, instrument panels, top bridge covers, and single seat cowls that allow the user to customize the styling to suit his or her taste (manufactured by Honda Access Co., Ltd.)

•	U-shaped lock that stores inside the utility space beneath the pillion seat—optional (manufactured by Honda Access Co., Ltd.)

Specifications

Model Name		CBR600RR
Model Type		Honda BC-PC37
L x W x H	(m)	2.010×0.690×1.115
Wheelbase	(m)	1.395
Ground Clearance	(m)	0.130
Seat Height	(m)	0.820
Vehicle Weight	(kg)	194
Dry Weight	(kg)	166
Number of Riders		2
Fuel Consumption	(km/l)	29.0 (testing at 60km/h)
Turning Radius	(m)	3.2
Engine Type		PC37E • liquid cooled 4-stroke DOHC in-line-4
Displacement	(cm3)	599
Bore x Stroke	(mm)	67.0×42.5
Compression Ratio		12.0
Maximum Power	(kW[PS]/rpm)	51[69]/11,500
Maximum Torque	(N•m[kg•m]/rpm)	51[5.2]/7,500
Carburetor Type		PGM-DSFI electronic fuel injection
Starter		Electric self-starter
Ignition		Fully transistorized, battery powered
Lubrication		Force-fed and splash
Fuel Tank Capacity	(l)	18
Clutch		Wet, multiplate with coil springs
Transmission		Constant mesh, 6-speed return
Gear Ratios	1 2 3 4 5 6	2.666 1.937 1.611 1.409 1.260 1.166
Reduction (Primary/Final)		2.111/2.562
Caster Angle (degrees) /Trail (mm)		24°00´/95
Tire Size	Front Rear	120/70ZR17M/C(58W) 180/55ZR17M/C(73W)
Braking System	Front Rear	Dual hydraulic disc Hydraulic disc
Suspension	Front Rear	Telescopic Unit swing arm
Frame		Diamond

January 20, 2005

Notice Regarding the Results of Purchase of Treasury Stock

Tokyo, January 20, 2005 — Honda Motor Co., Ltd. today announced that it has acquired its outstanding company stock pursuant to the provisions of Article 211-3, Paragraph 1, Item 2 of the Commercial Code as follows.

As a result of this acquisition, all the acquisition of the company stock that was authorized under the resolution adopted at the meeting of the Board of Directors held on October 27, 2004 have been completed.

(1) Type of shares acquired

Common stock of Honda Motor Co., Ltd.

(2) Period of acquisition

From January 4, 2005 to January 18, 2005

(3) Aggregate number of shares acquired

930,900 shares

(4) Aggregate amount of acquisition

5,010,284,000 yen

(5) Method of acquisition

Purchase on the Tokyo Stock Exchange

Reference:

Resolution at the meeting of the Board of Directors held on October 27, 2004.

(1) Type of shares to be acquired

Common stock of Honda Motor Co., Ltd.

(2) Maximum number of shares to be acquired

6,250,000 shares

(3) Maximum amount of acquisition

25 billion yen

(4) Period of acquisition

From November 2, 2004 to January 18, 2005

Aggregate number and amount of company stock acquired as of January 18, 2005, since the date of the resolution at the meeting of the Board of Directors (October 27, 2004).

(1) Aggregate number of shares acquired

4,788,900 shares

(2) Aggregate amount of acquisition

24,999,566,000 yen

Ref.#C05-007

Honda Sets All-time Auto Production Record in Asia, Europe and Worldwide in Calendar year 2004

January 25, 2005 – Honda Motor Co., Ltd. today announced production, domestic sales, and export results for December 2004 and calendar year 2004. Honda achieved all-time records for auto production in Asia, Europe and worldwide — driven largely by continuous growth in Asia, especially China, and strong sales in Europe.

Annual domestic production for 2004 totaled 1,242,528 units, a 6.1% increase over the previous year. Domestic production increased 9.7% in December compared to the same month a year ago, due to increased production of domestic and export models.

Annual overseas production reached 1,939,096 units, a 7.9% increase compared to the previous year. Honda set an all–time annual production record in Asia and Europe, which also helped lead to overseas and worldwide production records. Overseas production for December increased 9.1% compared to the same month last year. Continuous production growth in Asia, especially China, led the overall increase in overseas production, while Europe also remained strong.

Total annual domestic sales for 2004 increased 1.1% compared to last year, while domestic sales in December increased 9.9% compared to the same month a year ago. Strong sales of the Fit, which underwent a minor model change in June, and the Odyssey and Life, which had full model changes in fall 2003, contributed to the annual sales increase.

Total annual exports increased 10.3% compared to 2003, while total exports in December increased 22.4% compared to the same month a year ago. Strong sales in the U.S. of the CR-V, Acura TSX, the all-new Acura RL and the Accord Hybrid, as well as strong sales in Europe of the Jazz, Accord Diesel and FR-V (known as Edix in Japan) contributed to the increase in annual exports.

PRODUCTION, SALES, EXPORTS (December 2004)

PRODUCTION

	December		Calendar Year 2004 Total		Fiscal Year 2005* (Quarters 1-3)
	Units	vs.12/03	Units	vs.2003	Units	vs.2004
Domestic (CBU+CKD)	111,484	+9.7%	1,242,528	+6.1%	922,307	+7.0%
Overseas (CBU only)	150,619	+9.1%	1,939,096	+7.9%	1,461,755	+9.7%

Worldwide Total	262,103	+9.4%	3,181,624	+7.2%	2,384,062	+8.7%

* (April/01/2004~December/31/2004)

OVERSEAS PRODUCTION

	December		Calendar Year 2004 Total		Fiscal Year 2005* (Quarters 1-3)
	Units	vs.12/03	Units	vs.2003	Units	vs.2004
North America	86,291	-1.7%	1,217,755	-3.3%	899,615	-1.8%
(USA only)	56,926	-2.2%	803,403	-5.0%	592,961	-3.5%
Europe	13,940	-0.7%	193,455	+4.7%	140,749	+5.9%
Asia	44,772	+39.6%	455,215	+47.5%	365,242	+49.1%
Others	5,616	+35.4%	72,671	+61.6%	56,149	+47.7%

Overseas Total	150,619	+9.1%	1,939,096	+7.9%	1,461,755	+9.7%

	* (April/01/2004~December/31/2004)
SALES (JAPAN)
	December		Calendar Year 2004 Total		Fiscal Year 2005* (Quarters 1-3)
Vehicle type	Units	vs.12/03	Units	vs.2003	Units	vs.2004
Passenger Cars & Light Trucks	42,632	+7.9%	481,378	+0.3%	343,383	+5.8%
(Imports)	608	-37.4%	8,995	-54.7%	6,019	-58.1%
Mini Vehicles	24,806	+13.4%	261,693	+2.6%	184,960	-4.2%

Honda Brand Total	67,438	+9.9%	743,071	+1.1%	528,343	+2.1%

	* (April/01/2004~December/31/2004)
EXPORTS (JAPAN)
	December		Calendar Year 2004 Total		Fiscal Year 2005* (Quarters 1-3)
	Units	vs.12/03	Units	vs.2003	Units	vs.2004
North America	23,400	+34.2%	241,561	-0.2%	179,943	-1.1%
(USA only)	21,011	+30.9%	218,672	+1.3%	163,364	0.0%
Europe	16,271	+4.1%	150,148	+27.0%	113,983	+34.2%
Asia	1,585	-5.6%	18,122	-10.8%	15,052	-4.1%
Others	11,315	+37.7%	103,796	+22.1%	82,057	+19.2%

Total	52,571	+22.4%	513,627	+10.3%	391,035	+11.3%

*   (April/01/2004~December/31/2004)

For further information, please contact:

Shigeki Endo

Tatsuya Iida

Honda Motor Co., Ltd.

Corporate Communications Division

Telephone: 03-5412-1512

Facsimile: 03-5412-1545

January 25, 2005

Ref.# C05-006

2004/2005 SALES & PRODUCTION

<Global Sales (million units)>	2003	2004			2005
	Result	Result		% Change	Plan		% Change
Motorcycles & ATVs	approx. 8.67	approx. 10.808	*	125%	approx. 12.50	*	116%
Automobiles	approx. 2.91	approx. 3.194	*	110%	approx. 3.40	*	106%
Power Products	approx. 5.00	approx. 5.630	*	113%	approx. 6.00	*	107%

Total	approx. 16.58	approx. 19.632	*	118%	approx. 21.90	*	112%

Note: The 2004 motorcycle results for the Honda brand excludes Sundiro brand figures.							*New record
The 2003 results have been adjusted to be consistent with the reporting guidelines adopted for the current year.

	2003	2004			2005
<Motorcycles & ATVs>	Result	Result		% Change	Plan		% Change
	(Units)	(Units)			(Units)
Japan sales	421,247	391,158		92.9%	390,000		99.7%
Export sales	399,864	349,861		87.5%	400,000		114.3%

Motorcycles Total	821,111	741,019		90.2%	790,000		106.6%
ATVs	307,728	351,018	*	114.1%	340,000		96.9%

Motorcycle & ATV Total	1,128,839	1,092,037		96.7%	1,130,000		103.5%

KD sets	7,440,630	9,059,140	*	121.8%	8,270,000		91.3%

							*New record

Japan production[1]	667,370	580,011		86.9%	650,000		112.1%
Overseas production[2]	8,074,000	10,296,000	*	127.5%	12,090,000	*	117.4%

Global production[3]	8,741,370	10,876,011	*	124.4%	12,740,000	*	117.1%

[1] Completely built unit (CBU) + complete knock-down (CKD)							*New record
2 CBU production at local plants (excluding overseas CKD)
[3] Domestic production plus overseas production
Note: The 2004 motorcycle results for the Honda brand excludes Sundiro brand figures.
The 2003 results have been adjusted to be consistent with the reporting guidelines adopted for the current year.

<Automobiles>	2003	2004			2005
	Result	Result		% Change	Plan		% Change
	(Units)	(Units)			(Units)
Passenger cars & light trucks[4]	479,895	481,378		100.3%	522,000		108.4%
Mini vehicles	255,087	261,693		102.6%	248,000		94.8%

Japan sales	734,982	743,071		101.1%	770,000		103.6%
Export sales	465,653	513,627		110.3%	510,000		99.3%

Total	1,200,635	1,256,698		104.7%	1,280,000		101.9%

KD sets	1,571,520	1,804,140	*	114.8%	1,980,000	*	109.7%

[4] Import car sales are included in passenger cars & light trucks							*New record

Japan production[5]	1,170,941	1,242,528		106.1%	1,270,000		102.2%
Overseas production[6]	1,797,375	1,939,096	*	107.9%	2,150,000	*	110.9%

Global production[7]	2,968,316	3,181,624	*	107.2%	3,420,000	*	107.5%

[5] Completely built unit (CBU) + complete knock-down (CKD)							*New record
6 CBU production at local plants (excluding overseas CKD)
[7] Domestic production plus overseas production

<Power Products>	2003	2004			2005
	Result	Result		%Change	Plan		% Change
	(Units)	(Units)			(Units)
Japan sales	464,287	436,042		93.9%	460,000		105.5%
Export sales	4,540,831	5,194,363	*	114.4%	5,540,000	*	106.7%

Total	5,005,118	5,630,405	*	112.5%	6,000,000	*	106.6%

Note: OEM engines for export have been included in Japan sales since 2001.							*New record

ref. #A05-006

Honda FC Stack-equipped FCX, Featuring Sub-freezing Temperature

Start-up Capability, Leased to Hokkaido Prefectural Government

January 27, 2005—Honda Motor Co., Ltd. today delivered a Honda FC Stack-equipped FCX, the world’s first fuel cell vehicle capable of starting in sub-freezing temperatures, to the Hokkaido Prefectural Government. Today’s ceremony at the Hokkaido Prefectural Government Office was attended by Hokkaido Governor Harumi Takahashi and Honda Motor Senior Managing Director Satoshi Dobashi.

The lease is the first of a fuel cell vehicle in Japan in a region that experiences sub-freezing temperatures. In December 2004, Honda leased an FCX to the State of New York, also a cold-weather area. Since December 2002, Honda has delivered a total of five FCX vehicles in the metropolitan Tokyo area to organizations including the Japanese Cabinet Office, the Ministry of the Environment, the Ministry of Economy, Trade and Industry, Iwatani International Corporation, and Idemitsu Kosan Co., Ltd.

The Honda FC Stack is the world’s first fuel stack installed in a vehicle to feature a stamped metal separator structure and newly developed electrolytic membranes. The number of parts used in the new stack is only about 50% that used in the previous stack1 and the output density2 is more than double, resulting in world-leading high performance. Further, use of newly developed aromatic electrolytic membranes greatly improves durability and makes possible power generation at temperatures ranging from -20°C (-4°F) to +95°C (+203°F)—which was not possible with previous stacks.

[1]	Honda fuel cell stack on the FCX-V3
[2]	A ratio of output/volume and output/weight

FCX delivery ceremony at the Hokkaido Prefectural Government Office

Publicity materials relating to this event are available at the following URL:

http:// www.honda.co.jp/PR/

(The site is intended exclusively for the use of journalists.)

January 28, 2005

Ref.# C05-009

Consolidated Financial Summary for the Fiscal 3rd Quarter

Ended December 31, 2004 & Revised Forecast for Fiscal Year

— On the basis of 3rd quarter results, fiscal year forecast revised upwards —

Honda realized an all-time record for consolidated net sales and other operating revenue for the fiscal 3rd quarter due to an increase in overseas sales. Operating income decreased due to the negative effect from depreciation of the U.S. dollar, as well as an increase in selling, general and administrative expenses, despite increased profit from higher revenue and cost reduction effects. Net income was roughly equivalent to the all-time record 3rd quarter result of the previous fiscal year due to an increase in equity in income of affiliates. Basic net income per common share set an all-time record for any quarter. On the basis of results for the 3rd quarter, the results forecast for the entire fiscal year has been revised upwards and taking into account the important weathering of a strong yen and depreciation of the U.S. dollar, Honda aims to set all-time records for net sales and other operating revenue as well as net income.

Results for Fiscal 3rd Quarter Ended Dec. 31, 2004

(*record high for fiscal 3rd quarter, **record high for any quarter)

	Yen ( billions )
	3rd Quarter ended Dec. 31, 2004			3rd Quarter ended Dec. 31, 2003		Difference (% change)
Net sales and other operating revenue		2,133.8	*		1,992.2	+141.5 (+7.1)
Operating income		157.6			169.3	-11.6 (-6.9)
Income before income taxes		187.9			203.5	-15.5 (-7.7)
Equity in income of affiliates		29.3	**		25.0	+4.3 (+17.5)
Net income		150.7			151.0	-0.2 (-0.2)

Basic net income per Common share	JPY	161.78	**	JPY	158.66	+3.12 (+2.0)

(Honda’s average rates:    JPY 106 = U.S. dollar 1    JPY 137 = Euro 1)

Note:	Certain reclassifications have been made to the operating income of the prior year’s 3rd quarter to conform to the presentation used for the fiscal 3rd quarter ended December 31, 2004.

-	Record 3rd quarter unit sales for motorcycles and automobiles

Motorcycles: Approx. 2.483 million units (+4.9%); mainly due to an increase in sales of finished products and parts for overseas production bound for Asia and an increase in sales in Europe.

Automobiles: Approx. 817 thousand units (+9.4%); the increase was mainly due to an increase in sales of parts for overseas production bound for China in Asia and increased sales in Europe.

Power Products: Approx. 1.044 million units (-1.9%); the decrease was due primarily to decreased sales in Europe.

-	Consolidated net sales and other operating revenue rose to a 3rd quarter record of JPY 2,133.8 billion (+7.1%) due to an increase in overseas sales notwithstanding a negative impact from currency translation effects. (If the exchange rate from the previous fiscal 3rd qtr. was applied, Honda estimates that an increase in revenue of approximately 8.5% would have been realized.)

-	Consolidated operating income decreased to JPY 157.6 billion (-6.9%) due to negative effects from currency translation effects of JPY -11.1 billion, and an increase in selling, general and administrative expenses notwithstanding increased revenues and cost reduction effects.

-	Consolidated net income was JPY 150.7 billion, which is roughly equivalent to the record 3rd quarter result of last fiscal year, due to increased equity in income of affiliates totaling JPY 4.3 billion (+17.5%).

-	Consolidated net sales and other operating revenue for the first 9 months of the fiscal year (April to December) was JPY 6,300.5 billion (+4.7%). Consolidated operating income for the period was JPY 490.5 billion (+0.7%), consolidated income before income taxes was JPY 527.6 billion (-1.5%) and consolidated net income totaled JPY 392.1 billion (+0.5%). The basic net income per common share increased to JPY 418.99 (+2.7%). Consolidated net sales and other operating revenue, net income and basic net income per common share set all-time records for the first 9 months of the fiscal year (April to December).

Forecasts for Fiscal Year Ending March 31, 2005

A 5th consecutive all-time record is forecast for consolidated net sales and other operating revenue based on all-time record unit sales plans for motorcycles 10.525 million units, automobiles 3.25 million units and power products 5.36 million units. Despite the revised 4th qtr. exchange rate of JPY 103 = U.S. dollar 1 from JPY 105, Honda aims to achieve an all-time record for consolidated net income for the current fiscal year. The consolidated forecast for the fiscal year ending March 31, 2005 is as follows:

	Yen (billions)
	Current forecast for year ending March 31, 2005	Year ended March 31, 2004	Difference (% change)	Oct. 27, 2004 forecast
Net sales and other operating revenue	8,650.0	8,162.6	+487.4 (+6.0)	8,690.0
Operating income	625.0	600.1	+24.8 (+4.1)	620.0
Income before income taxes	640.0	641.9	-1.9 (-0.3)	600.0
Net income	480.0	464.3	+15.6 (+3.4)	447.0

(Honda’s average rates for the FY2005:    JPY 107 = U.S. dollar 1    JPY 135 = Euro 1)

January 28, 2005

HONDA MOTOR CO., LTD. REPORTS

CONSOLIDATED FINANCIAL RESULTS

FOR THE FISCAL THIRD QUARTER AND

THE NINE MONTHS ENDED DECEMBER 31, 2004

Tokyo, January 28, 2005— Honda Motor Co., Ltd. today announced its consolidated financial results for the fiscal third quarter and the nine months ended December 31, 2004.

Third Quarter Results

Honda’s consolidated net income for the fiscal third quarter ended December 31, 2004 totaled JPY 150.7 billion (USD 1,447 million), almost the same level as the corresponding period in 2003. Basic net income per common share for the quarter amounted to JPY 161.78 (USD 1.55), compared with JPY 158.66 for the corresponding period in 2003. Two of Honda’s American depositary shares represent one common share.

Consolidated net sales and other operating revenue (herein referred to as “revenue”) for the fiscal third quarter amounted to JPY 2,133.8 billion (USD 20,476 million), an increase of 7.1% from the corresponding period in 2003.

Revenue included currency translation effects, which had a negative impact on foreign currency denominated revenue from Honda’s overseas subsidiaries translated into yen. Honda estimates that had the exchange rate of yen remained unchanged from the same period in 2003, revenue for the quarter would have increased by approximately 8.5%.

Consolidated operating income for the fiscal third quarter totaled JPY 157.6 billion (USD 1,513 million), a decrease of 6.9% compared with the corresponding period in 2003. This decrease in operating income was primarily due to the negative impacts of appreciation of the yen against the U.S. dollar, and to an increase in selling, general and administrative (SG&A) expenses, offsetting positive impacts of increased profit coming from higher revenue and Honda’s ongoing cost reduction effects.

Consolidated income before income taxes for the fiscal third quarter totaled JPY 187.9 billion (USD 1,804 million), a decrease of 7.7% from the corresponding period in 2003.

Business Segment

With respect to Honda’s sales in the fiscal third quarter by business category, motorcycle unit sales increased by 4.9% from the corresponding period in 2003 to 2,483 thousand units. Of them, unit sales in Japan decreased 9.3% to 78 thousand units, and overseas unit sales increased 5.4% to 2,405 thousand units, due mainly to increased unit sales of parts for local production in Indonesia, and favorable sales in Europe and Other regions, such as Brazil. Revenue from sales to unaffiliated customers increased 6.8%, to JPY 241.8 billion (USD 2,321 million). Operating income decreased by 28.6% to JPY 5.1 billion (USD 49 million), due primarily to a decrease in unit sales in North America, offsetting increased profit from higher revenue in Asia and Europe.

Honda’s unit sales of automobiles increased by 9.4% from the corresponding period in 2003 to 817 thousand units. In Japan, unit sales of automobiles decreased 2.3% to 173 thousand units. Overseas unit sales increased 13.0% to 644 thousand units. Increased unit sales of parts for local production in China, and continued favorable sales in Europe and Other regions, such as Brazil were the major contributing factors for this increase in unit sales. Revenue from sales to unaffiliated customers increased 7.0%, to JPY 1,744.6 billion (USD 16,741 million) during the quarter, due to increased unit sales, offsetting the negative currency translation effects. Operating income decreased 7.0% to JPY 126.0 billion (USD 1,209 million) due mainly to negative currency effects caused by the appreciation of the yen against the U.S. dollar, which offset positive impacts of higher profit from increased revenue and ongoing cost reduction effects.

Revenue from sales to unaffiliated customers in financial services increased 15.0% to JPY 67.6 billion (USD 649 million), due to the growth of the automobile business in North America. Operating income decreased 2.4% to JPY 23.9 billion (USD 230 million), due primarily to negative currency translation effects caused by the appreciation of the yen against the U.S. dollar and increase in interest rates.

Unit sales of power products in Japan totaled 95 thousand units, a decrease by 12.8%, and overseas unit sales was 949 thousand units, which was almost the same level as the third quarter in 2003. Total unit sales of power products were 1,044 thousand units, a decrease of 1.9% compared to the corresponding period in 2003, due primarily to decreased sales of general-purpose engines in Europe, offsetting increased sales of general-purpose engines for OEM, generators and water pumps in North America. Revenue from sales to unaffiliated customers in power product and other businesses increased by 4.1% to JPY 79.7 billion (USD 765 million), due mainly to changes in the model mix. Operating income increased 22.1% to JPY 2.4 billion (USD 24 million).

Geographic Segment

With respect to Honda’s sales for the third quarter by geographic segment, in Japan, revenue was JPY 1,066.8 billion (USD 10,237 million), up by 10.9% compared to the corresponding period in 2003, due primarily to increased unit sales for export in motorcycle and automobile businesses. Operating income in Japan was JPY 47.4 billion (USD 456 million), up by 62.1%, mainly due to higher profit from increased revenue, and ongoing cost reduction effects.

In North America, revenue increased by 1.2% from the previous year to JPY 1,188.0 billion (USD 11,400 million), due mainly to improved model mix in automobile business, offsetting negative impact of the currency translation effects.

Operating income in North America decreased by 26.2% to JPY 81.7 billion (USD 784 million) from the corresponding period of the previous year, due primarily to the negative impact of the appreciation of the yen against the U.S. dollar, offsetting the positive impacts of increased profit from higher sales and ongoing cost reduction effects.

In Europe, revenue for the quarter increased by 30.7% to JPY 243.8 billion (USD 2,340 million) compared to the corresponding period of the previous year, due primarily to increased unit sales in motorcycle and automobile businesses, and a positive impact of currency translation effects. Operating income in Europe increased by 263.6% to JPY 5.5 billion (USD 53 million), due mainly to positive currency effects caused by the depreciation of the yen against Euro and increased profit from higher revenue.

In Asia, revenue increased by 28.0% to JPY 205.3 billion (USD 1,970 million) from the previous year, due mainly to increases in unit sales in motorcycle and automobile businesses. Operating income also increased by 48.5% to JPY 16.2 billion (USD 156 million) from the corresponding period of the previous year, due mainly to increased profit from higher revenue and ongoing cost reduction effects.

In Other regions, unit sales increased in all business segments, namely motorcycle, automobile and power product, and revenue for the third quarter increased by 19.4% to JPY 114.1 billion (USD 1,095 million) compared to the corresponding period of the previous year. Increased unit sales in Latin America was a major contributing factor to this increase in revenue. Operating income increased by 14.2% from the corresponding period of the previous year to JPY 9.2 billion (USD 89 million).

Nine-Month Results

Honda’s consolidated net income for the fiscal nine months ended December 31, 2004 totaled JPY 392.1 billion (USD 3,763 million), an increase of 0.5% from the previous year. Basic net income per common share for the fiscal nine months amounted to JPY 418.99 (USD 4.02), compared with JPY 407.87 for the corresponding period a year ago.

Revenue for the fiscal nine months amounted to JPY 6,300.5 billion (USD 60,460 million), an increase of 4.7% from last year.

Revenue included the negative effect of currency translation, and Honda estimates that if the exchange rate of the yen had not changed from the previous year, revenue for the year would have increased by approximately 8.1%.

Consolidated operating income for the fiscal nine months totaled JPY 490.5 billion (USD 4,707 million), an increase of 0.7% compared with the corresponding period last year. This increase in operating income was primarily due to increased profit from higher revenue and continuing cost reduction effects, offsetting negative impacts, such as appreciation of the yen against the U.S. dollar, and an increase in SG&A expenses and research and development (R&D) expenses.

Consolidated income before income taxes for the fiscal nine months totaled JPY 527.6 billion (USD 5,063 million), a decrease of 1.5% compared with the previous year.

Business Segment

With respect to Honda’s sales for the fiscal nine months by business category, motorcycle unit sales increased 17.9% to 7,766 thousand units. Of them, unit sales in Japan decreased 5.0% to 285 thousand units, while overseas unit sales increased 19.0% to 7,481 thousand, due mainly to strong sales in Asia, such as India and Indonesia. Revenue from sales to unaffiliated customers increased 10.1% to JPY 772.0 billion (USD 7,408 million), due primarily to increased unit sales, offsetting negative currency translation effects. Operating income increased 184.0% to JPY 42.3 billion (USD 406 million).

Unit sales related to automobiles for the fiscal nine months increased by 8.8% to 2,383 thousands units. In Japan, unit sales of automobiles increased 2.2% to 517 thousand units, and overseas unit sales increased 10.8% to 1,866 thousand units, due mainly to increased sales in Asia, such as China and Indonesia, and Europe. Revenue from sales to unaffiliated customers increased 4.0% to JPY 5,093.6 billion (USD 48,878 million), due mainly to increased unit sales, which offset negative currency translation effects.

Operating income decreased 5.2% to JPY 361.7 billion (USD 3,472 million), due mainly to negative impact of the appreciation of the yen against the US. dollar, which offset positive impacts of increased profit from higher revenue and cost reduction effects.

Revenue from sales to unaffiliated customers in financial services increased 3.2 % to JPY 191.0 billion (USD 1,833 million). Operating income decreased 15.4% to JPY 71.7 billion (USD 689 million).

Unit sales of power products totaled 3,516 thousand units, an increase of 7.9% compared to the corresponding period of the previous year. Of them, unit sales in Japan totaled 315 thousand units, decreased by 11.0%, and overseas unit sales increased 10.2% to 3,201 thousand units, mainly contributed by increased unit sales in North America. Revenue from sales to unaffiliated customers increased by 4.5% to JPY 243.8 billion (USD 2,340 million). Operating income increased 145.5% to JPY 14.6 billion (USD 141 million).

Geographic Segment

With respect to Honda’s sales for the fiscal nine months by geographic segment, in Japan, revenue was JPY 3,045.5 billion (USD 29,225 million), up by 6.9% from the corresponding period of the previous year, due mainly to increases in unit sales in automobile business. Operating income in Japan was JPY 134.2 billion (USD 1,289 million), up by 30.2% from the previous year.

In North America, revenue decreased by 3.7% from the fiscal nine months of the previous year to JPY 3,421.2 billion (USD 32,830 million), due mainly to decreased unit sales in motorcycle and automobile businesses, and negative currency translation effects. Operating income in North America decreased by 17.3% to JPY 247.5 billion (USD 2,375 million) from the corresponding period of the previous year.

In Europe, revenue for the fiscal nine months increased by 15.2% to JPY 758.4 billion (USD 7,278 million) compared to the corresponding period of the previous year, due mainly to increased unit sales in motorcycle, automobile and power product businesses, and positive impact of currency translation effects. Operating income in Europe increased by 55.4% to JPY 29.6 billion (USD 284 million).

In Asia, revenue increased by 24.4% to JPY 620.9 billion (USD 5,959 million) from the previous year, due primarily to increased unit sales in motorcycle and automobile businesses. Operating income also increased by 53.0% to JPY 53.6 billion (USD 515 million) from the corresponding period of the previous year.

Revenue from Other regions for the fiscal nine months increased by 30.7% to JPY 333.2 billion (USD 3,198 million) compared to the corresponding period of the previous year, due primarily to increased unit sales in motorcycle, automobile and power product businesses. Operating income increased by 47.1% to JPY 28.5 billion (USD 274 million) from the corresponding period of the previous year.

Forecasts for the fiscal year ending March 31, 2005

FY2005 Forecasts for consolidated results

	Yen (billions)	Changes from FY 2004
Net sales and other operating revenue	8,650	+6.0%
Operating income	625	+4.1%
Income before income taxes	640	-0.3%
Net income	480	+3.4%

FY2005 Forecasts for unconsolidated results

	Yen (billions)	Changes from FY2004
Net sales	3,480	+4.8%
Operating income	130	-29.6%
Ordinary profit	208	-33.2%
Net income	143	-36.9%

These forecasts are based on the assumption that the exchange rates for the yen to the U.S. dollar and the euro for the fourth quarter will average JPY 103 and JPY 135, and for the current fiscal year, JPY 107 and JPY 135, respectively.

This announcement contains forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934. Honda’s actual results could materially differ from those contained in these forward-looking statements as a result of numerous factors outside of Honda’s control. Such factors include general economic conditions in Honda’s principal markets, foreign exchange rates between the Japanese yen and other major currencies, as well as other factors detailed from time to time in Honda’s reports filed with the U.S. Securities and Exchange Commission.

[1] Unit Sales Breakdown

	Unit (thousands)
	Three months ended Dec. 31, 2004	Three months ended Dec. 31, 2003	Nine months ended Dec. 31, 2004	Nine months ended Dec. 31, 2003
MOTORCYCLES

Japan	78 (78)	86 (86)	285 (285)	300 (300)

North America	135 (70)	190 (109)	413 (212)	429 (231)

Europe	71 (68)	50 (47)	247 (237)	208 (200)

Asia	1,965 (1,965)	1,832 (1,832)	6,127 (6,127)	5,021 (5,021)

Other Regions	234 (231)	209 (207)	694 (685)	628 (621)

Total	2,483 (2,412)	2,367 (2,281)	7,766 (7,546)	6,586 (6,373)

AUTOMOBILES

Japan	173	177	517	506
North America	403	407	1,160	1,189
Europe	59	44	188	157
Asia	136	76	392	239
Other Regions	46	43	126	99

Total	817	747	2,383	2,190

POWER PRODUCTS

Japan	95	109	315	354
North America	443	415	1,675	1,468
Europe	273	302	766	723
Asia	137	153	510	470
Other Regions	96	85	250	244

Total	1,044	1,064	3,516	3,259

Explanatory notes:

1.	The geographic breakdown of unit sales is based on the location of affiliated and unaffiliated customers.

2.	Figures in brackets represent unit sales of motorcycles only.

[2] Net Sales Breakdown

(A) For the three months ended December 31, 2004 and 2003

	Yen (millions)
	Three months ended Dec. 31, 2004		Three months ended Dec. 31, 2003
MOTORCYCLE BUSINESS

Japan	21,769	(9.0)%	20,157	(8.9)%
North America	61,029	(25.2)%	82,218	(36.3)%
Europe	37,039	(15.3)%	26,624	(11.8)%
Asia	72,685	(30.1)%	55,971	(24.7)%
Other Regions	49,344	(20.4)%	41,403	(18.3)%

Total	241,866	(100.0)%	226,373	(100.0)%

AUTOMOBILE BUSINESS

Japan	358,293	(20.5)%	349,140	(21.5)%
North America	1,017,692	(58.3)%	993,448	(60.9)%
Europe	133,478	(7.7)%	98,301	(6.0)%
Asia	154,094	(8.8)%	117,469	(7.2)%
Other Regions	81,057	(4.7)%	72,107	(4.4)%

Total	1,744,614	(100.0)%	1,630,465	(100.0)%

FINANCIAL SERVICES

Japan	5,295	(7.8)%	5,024	(8.5)%
North America	58,984	(87.3)%	51,277	(87.2)%
Europe	2,167	(3.2)%	1,864	(3.2)%
Asia	363	(0.5)%	236	(0.4)%
Other Regions	808	(1.2)%	414	(0.7)%

Total	67,617	(100.0)%	58,815	(100.0)%

POWER PRODUCT & OTHER BUSINESSES

Japan	33,411	(41.9)%	33,648	(43.9)%
North America	19,642	(24.6)%	19,016	(24.8)%
Europe	13,735	(17.2)%	12,685	(16.6)%
Asia	8,275	(10.4)%	6,883	(9.0)%
Other Regions	4,660	(5.9)%	4,360	(5.7)%

Total	79,723	(100.0)%	76,592	(100.0)%

TOTAL

Japan	418,768	(19.6)%	407,969	(20.5)%
North America	1,157,347	(54.3)%	1,145,959	(57.5)%
Europe	186,419	(8.7)%	139,474	(7.0)%
Asia	235,417	(11.0)%	180,559	(9.1)%
Other Regions	135,869	(6.4)%	118,284	(5.9)%

Total	2,133,820	(100.0)%	1,992,245	(100.0)%

[2] Net Sales Breakdown - continued

(B) For the nine months ended December 31, 2004 and 2003

	Yen (millions)
	Nine months ended Dec. 31, 2004		Nine months ended Dec. 31, 2003
MOTORCYCLE BUSINESS

Japan	74,255	(9.6)%	71,060	(10.1)%
North America	208,881	(27.1)%	212,752	(30.3)%
Europe	141,958	(18.4)%	124,423	(17.8)%
Asia	207,852	(26.9)%	175,852	(25.1)%
Other Regions	139,082	(18.0)%	117,357	(16.7)%

Total	772,028	(100.0)%	701,444	(100.0)%

AUTOMOBILE BUSINESS

Japan	1,078,920	(21.2)%	980,387	(20.0)%
North America	2,877,415	(56.5)%	3,009,238	(61.4)%
Europe	425,866	(8.4)%	350,470	(7.2)%
Asia	486,787	(9.5)%	380,562	(7.8)%
Other Regions	224,632	(4.4)%	177,066	(3.6)%

Total	5,093,620	(100.0)%	4,897,723	(100.0)%

FINANCIAL SERVICES

Japan	15,306	(8.0)%	15,327	(8.3)%
North America	166,159	(87.0)%	162,470	(87.8)%
Europe	6,512	(3.4)%	5,425	(2.9)%
Asia	1,043	(0.5)%	594	(0.3)%
Other Regions	2,031	(1.1)%	1,235	(0.7)%

Total	191,051	(100.0)%	185,051	(100.0)%

POWER PRODUCT & OTHER BUSINESSES

Japan	90,413	(37.1)%	91,227	(39.1)%
North America	77,271	(31.7)%	71,024	(30.4)%
Europe	44,428	(18.2)%	38,409	(16.4)%
Asia	19,141	(7.8)%	21,155	(9.1)%
Other Regions	12,599	(5.2)%	11,643	(5.0)%

Total	243,852	(100.0)%	233,458	(100.0)%

TOTAL

Japan	1,258,894	(20.0)%	1,158,001	(19.2)%
North America	3,329,726	(52.9)%	3,455,484	(57.5)%
Europe	618,764	(9.8)%	518,727	(8.6)%
Asia	714,823	(11.3)%	578,163	(9.6)%
Other Regions	378,344	(6.0)%	307,301	(5.1)%

Total	6,300,551	(100.0)%	6,017,676	(100.0)%

Explanatory notes:

1.	The geographic breakdown of net sales is based on the location of affiliated and unaffiliated customers.

2.	Net sales of power product & other businesses include revenue from sales of power products and relevant parts, leisure businesses and trading.

[3] Consolidated Financial Summary

For the three months and nine months ended December 31, 2004 and 2003

Financial Highlights

	Yen (millions)
	Three months ended Dec. 31, 2004	% Change	Three months ended Dec. 31, 2003	Nine months ended Dec. 31, 2004	% Change	Nine months ended Dec. 31, 2003
Net sales and other operating revenue	2,133,820	7.1%	1,992,245	6,300,551	4.7%	6,017,676
Operating income	157,636	-6.9%	169,328	490,561	0.7%	487,224
Income before income taxes	187,996	-7.7%	203,581	527,663	-1.5%	535,462
Net income	150,760	-0.2%	151,050	392,144	0.5%	390,228

	Yen
Basic net income per Common share	161.78		158.66	418.99		407.87
American depositary share	80.89		79.33	209.49		203.93

	U.S. Dollar (millions)
	Three months ended Dec. 31, 2004			Nine months ended Dec. 31, 2004
Net sales and other operating revenue	20,476			60,460
Operating income	1,513			4,707
Income before income taxes	1,804			5,063
Net income	1,447			3,763

	U.S. Dollar
Basic net income per Common share	1.55			4.02
American depositary share	0.78			2.01

[4] Consolidated Statements of Income and Retained Earnings (Unaudited)

(A) For the three months ended December 31, 2004 and 2003

	Yen (millions)
	Three months ended Dec. 31, 2004	Three months ended Dec. 31, 2003
Net sales and other operating revenue	2,133,820	1,992,245
Operating costs and expenses:
Cost of sales	1,483,180	1,363,822
Selling, general and administrative	376,999	346,955
Research and development	116,005	112,140

Operating income	157,636	169,328

Other income:
Interest	2,850	1,598
Other	30,386	38,331
Other expenses:
Interest	2,103	1,926
Other	773	3,750

Income before income taxes	187,996	203,581

Income taxes	66,614	77,534

Income before equity in income of affiliates	121,382	126,047

Equity in income of affiliates	29,378	25,003

Net income	150,760	151,050

Retained earnings:
Balance at beginning of period	3,648,428	3,382,512
Cash dividends paid	(26,156)	(18,155)
Transfer to legal reserves	(91)	(83)

Balance at end of period	3,772,941	3,515,324

	Yen
Basic net income per
Common share	161.78	158.66
American depositary share	80.89	79.33

[4] Consolidated Statements of Income and Retained Earnings - continued

(B) For the nine months ended December 31, 2004 and 2003

	Yen (millions)
	Nine months ended Dec. 31, 2004	Nine months ended Dec. 31, 2003
Net sales and other operating revenue	6,300,551	6,017,676
Operating costs and expenses:
Cost of sales	4,369,403	4,129,173
Selling, general and administrative	1,100,385	1,070,267
Research and development	340,202	331,012

Operating income	490,561	487,224

Other income:
Interest	7,741	6,895
Other	61,566	58,185
Other expenses:
Interest	8,003	7,453
Other	24,202	9,389

Income before income taxes	527,663	535,462

Income taxes	212,030	206,236

Income before equity in income of affiliates	315,633	329,226

Equity in income of affiliates	76,511	61,002

Net income	392,144	390,228

Retained earnings:
Balance at beginning of period	3,589,434	3,161,664
Retirement of treasury stocks	(158,570)	—
Cash dividends paid	(47,797)	(33,541)
Transfer to legal reserves	(2,270)	(3,027)

Balance at end of period	3,772,941	3,515,324

	Yen
Basic net income per
Common share	418.99	407.87
American depositary share	209.49	203.93

[5] Consolidated Balance Sheets

	Yen (millions)
	Dec. 31, 2004 (Unaudited)	Mar. 31, 2004 (Audited)	Dec. 31, 2003 (Unaudited)
Assets
Current assets:
Cash and cash equivalents	657,159	724,421	643,020
Trade accounts and notes receivable	347,597	373,416	288,090
Finance subsidiaries receivables, net	1,311,652	1,264,620	1,076,092
Inventories	850,848	765,433	775,710
Deferred income taxes	195,526	222,179	189,512
Other current assets	322,018	303,185	322,493

Total current assets	3,684,800	3,653,254	3,294,917

Finance subsidiaries-receivables, net	2,587,444	2,377,338	2,271,854
Investments and advances	634,431	541,066	516,362

Property, plant and equipment, at cost:
Land	359,407	354,762	349,417
Buildings	999,994	968,159	929,254
Machinery and equipment	2,171,149	2,072,347	1,988,260
Construction in progress	98,079	49,208	103,680

	3,628,629	3,444,476	3,370,611
Less accumulated depreciation	2,117,488	2,008,945	1,993,496

Net property, plant and equipment	1,511,141	1,435,531	1,377,115

Other assets	338,167	321,579	370,517

Total assets	8,755,983	8,328,768	7,830,765

[5] Consolidated Balance Sheets - continued

	Yen (millions)
	Dec. 31, 2004 (Unaudited)	Mar. 31, 2004 (Audited)	Dec. 31, 2003 (Unaudited)
Liabilities and Stockholders’ Equity
Current liabilities:
Short-term debt	700,243	734,271	565,988
Current portion of long-term debt	552,722	487,125	436,974
Trade payables	832,407	911,237	741,745
Accrued expenses	775,928	813,733	734,251
Income taxes payable	32,806	31,194	48,307
Other current liabilities	436,027	357,259	317,841

Total current liabilities	3,330,133	3,334,819	2,845,106

Long-term debt	1,537,558	1,394,612	1,409,902
Other liabilities	731,104	724,937	801,024

Total liabilities	5,598,795	5,454,368	5,056,032

Stockholders’ equity:
Common stock	86,067	86,067	86,067
Capital surplus	172,529	172,719	172,719
Legal reserves	34,688	32,418	32,418
Retained earnings	3,772,941	3,589,434	3,515,324
Adjustments from foreign currency translation	(665,026)	(665,413)	(635,988)
Net unrealized gains on marketable equity securities	34,294	36,066	32,846
Minimum pension liabilities adjustments	(225,269)	(225,226)	(308,532)

Accumulated other comprehensive income (loss)	(856,001)	(854,573)	(911,674)
Treasury Stock	(53,036)	(151,665)	(120,121)

Total stockholders’ equity	3,157,188	2,874,400	2,774,733

Total liabilities and stockholders’ equity	8,755,983	8,328,768	7,830,765

[6] Segment Information

1. Business Segment Information

(A) For the three months ended December 31, 2004

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services	Power Product & Other Businesses	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	241,866	1,744,614	67,617	79,723	2,133,820	—	2,133,820

Intersegment sales	0	0	785	2,345	3,130	(3,130)	—

Total	241,866	1,744,614	68,402	82,068	2,136,950	(3,130)	2,133,820

Cost of sales, SG&A. and R&D expenses	236,723	1,618,604	44,417	79,570	1,979,314	(3,130)	1,976,184

Operating income	5,143	126,010	23,985	2,498	157,636	0	157,636

For the three months ended December 31, 2003

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services	Power Product & Other Businesses	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	226,373	1,630,465	58,815	76,592	1,992,245	—	1,992,245

Intersegment sales	0	0	860	2,600	3,460	(3,460)	—

Total	226,373	1,630,465	59,675	79,192	1,995,705	(3,460)	1,992,245

Cost of sales, SG&A. and R&D expenses	219,166	1,494,954	35,111	77,146	1,826,377	(3,460)	1,822,917

Operating income	7,207	135,511	24,564	2,046	169,328	0	169,328

(B) For the nine months ended December 31, 2004

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services	Power Product & Other Businesses	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	772,028	5,093,620	191,051	243,852	6,300,551	—	6,300,551

Intersegment sales	0	0	2,475	8,160	10,635	(10,635)	—

Total	772,028	5,093,620	193,526	252,012	6,311,186	(10,635)	6,300,551

Cost of sales, SG&A. and R&D expenses	729,684	4,731,827	121,746	237,368	5,820,625	(10,635)	5,809,990

Operating income	42,344	361,793	71,780	14,644	490,561	0	490,561

For the nine months ended December 31, 2003

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services	Power Product & Other Businesses	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	701,444	4,897,723	185,051	233,458	6,017,676	—	6,017,676

Intersegment sales	0	0	2,171	8,307	10,478	(10,478)	—

Total	701,444	4,897,723	187,222	241,765	6,028,154	(10,478)	6,017,676

Cost of sales, SG&A. and R&D expenses	686,536	4,516,204	102,389	235,801	5,540,930	(10,478)	5,530,452

Operating income	14,908	381,519	84,833	5,964	487,224	0	487,224

Explanatory notes:

1.	Business segment is based on Honda’s business organization and the similarity of the principal products included within each segment as well as the relevant markets for such products.

2.	Principal products of each segment

Business	Sales	Principal Products
Motorcycle business	Motorcycles, all-terrain vehicles (ATV), personal watercrafts and relevant parts	Motor-driven cycles, mini-size motorcycles, small-sized motorcycles, all-terrain vehicles (ATV), personal watercrafts

Automobile business	Automobiles and relevant parts	Compact cars, sub-compact cars, minivehicles

Financial services Power product & other businesses	Financial and insurance services Power products and relevant parts, and others	N/A Power tillers, generators, general purpose engines, lawn mowers, outboard engines

2. Geographic Segment Information

(A) For the three months ended December 31, 2004

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	493,041	1,160,484	184,023	186,653	109,619	2,133,820	—	2,133,820

Transfers between geographical segments	573,771	27,525	59,823	18,669	4,536	684,324	(684,324)	—

Total	1,066,812	1,188,009	243,846	205,322	114,155	2,818,144	(684,324)	2,133,820

Cost of sales, SG&A. and R&D expenses	1,019,319	1,106,277	238,286	189,052	104,859	2,657,793	(681,609)	1,976,184

Operating income	47,493	81,732	5,560	16,270	9,296	160,351	(2,715)	157,636

For the three months ended December 31, 2003

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	471,194	1,147,016	136,752	145,346	91,937	1,992,245	—	1,992,245

Transfers between geographical segments	491,168	26,809	49,831	15,081	3,662	586,551	(586,551)	—

Total	962,362	1,173,825	186,583	160,427	95,599	2,578,796	(586,551)	1,992,245

Cost of sales, SG&A. and R&D expenses	933,057	1,063,143	185,054	149,470	87,462	2,418,186	(595,269)	1,822,917

Operating income	29,305	110,682	1,529	10,957	8,137	160,610	8,718	169,328

2. Geographic Segment Information

(B) For the nine months ended December 31, 2004

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	1,474,676	3,336,937	609,043	559,640	320,255	6,300,551	—	6,300,551

Transfers between geographical segments	1,570,891	84,318	149,371	61,356	13,026	1,878,962	(1,878,962)	—

Total	3,045,567	3,421,255	758,414	620,996	333,281	8,179,513	(1,878,962)	6,300,551

Cost of sales, SG&A and R&D expenses	2,911,282	3,173,723	728,806	567,316	304,694	7,685,821	(1,875,831)	5,809,990

Operating income	134,285	247,532	29,608	53,680	28,587	493,692	(3,131)	490,561

For the nine months ended December 31, 2003

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	1,342,276	3,463,206	509,787	456,845	245,562	6,017,676	—	6,017,676

Transfers between geographical segments	1,507,037	89,586	148,629	42,546	9,481	1,797,279	(1,797,279)	—

Total	2,849,313	3,552,792	658,416	499,391	255,043	7,814,955	(1,797,279)	6,017,676
Cost of sales, SG&A and R&D expenses	2,746,138	3,253,358	639,364	464,296	235,607	7,338,763	(1,808,311)	5,530,452

Operating income	103,175	299,434	19,052	35,095	19,436	476,192	11,032	487,224

Explanatory	notes:

1.	The geographic segments are based on the location where sales are originated

2.	Major countries or regions in each geographic segment;	North America	United States, Canada, Mexico
		Europe	United Kingdom, Germany, France, Italy, Belgium
		Asia	Thailand, Indonesia, China, India
		Other Regions	Brazil, Australia

3. Overseas Sales

(A) For the three months ended December 31, 2004

	Yen (millions)
	North America	Europe	Asia	Other Regions	Total
Overseas Sales	1,157,347	186,419	235,417	135,869	1,715,052
Consolidated Sales					2,133,820
Overseas Sales Ratio to Consolidated Sales	54.2%	8.7%	11.0%	6.5%	80.4%

For the three months ended December 31, 2003

	Yen (millions)
	North America	Europe	Asia	Other Regions	Total
Overseas Sales	1,145,959	139,474	180,559	118,284	1,584,276
Consolidated Sales					1,992,245
Overseas Sales Ratio to Consolidated Sales	57.5%	7.0%	9.1%	5.9%	79.5%

(B) For the nine months ended December 31, 2004

	Yen (millions)
	North America	Europe	Asia	Other Regions	Total
Overseas Sales	3,329,726	618,764	714,823	378,344	5,041,657
Consolidated Sales					6,300,551
Overseas Sales Ratio to Consolidated Sales	52.8%	9.8%	11.3%	6.1%	80.0%

For the nine months ended December 31, 2003

	Yen (millions)
	North America	Europe	Asia	Other Regions	Total
Overseas Sales	3,455,484	518,727	578,163	307,301	4,859,675
Consolidated Sales					6,017,676
Overseas Sales Ratio to Consolidated Sales	57.4%	8.6%	9.6%	5.2%	80.8%

Explanatory note:

1.	The geographic breakdown of net sales is based on the location of affiliated and unaffiliated customers.

2.	Major countries or regions in each geographic segment;	North America	United States, Canada, Mexico
		Europe	United Kingdom, Germany, France, Italy, Belgium
		Asia	Thailand, Indonesia, China, India
		Other Regions	Brazil, Australia

Explanatory notes:

1.	The Company prepares its consolidated financial statements in conformity with accounting principles generally accepted in the United States because the Company has issued American Depositary Receipts listed on the New York Stock Exchange and files reports with the U.S. Securities and Exchange Commission. All segment information, however, is prepared in accordance with a Ministerial Ordinance under the Securities and Exchange Law of Japan.

2.	The average exchange rates for the fiscal third quarter ended December 31,2004 were ¥105.96=U.S.$1 and ¥137.16=euro1. The average exchange rates for the corresponding period last year were ¥108.92=U.S.$1 and ¥129.44=euro1. The average exchange rates for the fiscal nine months ended December 31, 2004 were ¥108.56=U.S.$1 and ¥134.60=euro1, as compared with ¥115.01=U.S.$1 and ¥132.12=euro1 for the corresponding period last year.

3.	United States dollar amounts have been translated from yen solely for the convenience of the reader at the rate of ¥104.21=U.S.$1, the mean of the telegraphic transfer selling exchange rate and the telegraphic transfer buying exchange rate prevailing on the Tokyo foreign exchange market on December 31, 2004.

4.	The Company’s Common Stock-to-ADR exchange rate was changed from two shares of Common Stock to one ADR to one share of Common Stock to two ADRs, effective January 10, 2002.

5.	The Company has adopted the provisions of the Statement of Financial Accounting Standards (SFAS) No.130, “Reporting Comprehensive Income”. The following table represents components of the Company’s comprehensive income. Other comprehensive income (loss) consists of changes in adjustments from foreign currency translation, net unrealized gains on marketable equity securities and minimum pension liabilities adjustment.

Yen (millions)	Three months ended Dec. 31, 2004	Three months ended Dec. 31, 2003
Net income	150,760	151,050
Other comprehensive income (loss)	(76,247)	(67,144)

Comprehensive income	74,513	83,906

Yen (millions)	Nine months ended Dec. 31, 2004	Nine months ended Dec. 31, 2003
Net income	392,144	390,228
Other comprehensive income (loss)	(1,428)	(148,509)

Comprehensive income	390,716	241,719

6.	Certain gains and losses on sales and disposals of property, plant and equipment, which were previously recorded under other income (expenses), have been reclassified to selling, general and administrative expenses and net realized gains and losses on interest rate swap contracts not designated as accounting hedges by finance subsidiaries, which were previously recorded under cost of sales, have been reclassified to other income (expenses) – other since the prior year’s fiscal fourth quarter ended March 31, 2004, respectively. Accordingly, that reclassification have been made to the consolidated statements of income and retained earnings and to the segment information of the prior year’s fiscal third quarter and fiscal nine months to conform to the presentation used for the fiscal third quarter and fiscal nine months ended December 31, 2004.

7.	The number of treasury stock has been excluded from the calculation for basic net income per common share.

January 28, 2005

Notice Regarding the Retirement of Treasury Stock

Tokyo, January 28, 2005—Honda Motor Co., Ltd. today announced its intention to retire the following treasury stock, the resolution for which was resolved as follows at the meeting of the Board of Directors held on January 28, 2005 in accordance with Article 212 of the Commercial Code:

(1) Type of shares to be retired

Common stock of Honda Motor Co., Ltd

(2) Number of shares to be retired

11,000,000 shares

(Ratio to total number of shares of common stock in issue before retirement: 1.17%)

(3) Scheduled date of retirement

February 2, 2005

Reference

Total number of shares of common stock in issue after retirement

928,414,215 shares

January 28, 2005

Notice Regarding the Buyback of Company Shares

Tokyo, January 28, 2005—Honda Motor Co., Ltd. today announced its intention to implement acquisition of its outstanding company shares, the resolution for which was resolved as follows at the meeting of the Board of Directors held on January 28, 2005 in accordance with Article 211-3, Paragraph 1, Item 2 of the Commercial Code:

1. Reason for the Acquisition of Company Shares:

Mainly to improve capital efficiency.

2. Details of the Acquisition:

(1) Type of shares to be acquired

Common stock of Honda Motor Co., Ltd

(2) Maximum number of shares to be acquired

5,750,000 shares

(Ratio to total number of shares of common stock in issue: 0.61%)

(3) Maximum amount of acquisition

23,000,000,000 yen

(4) Period of acquisition

From February 3, 2005 to April 14, 2005